Filed by Spartan Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. II

Commission File No.: 333-254589

Date: June 1, 2021

The following is a transcript of a virtual fireside chat with Matt Potere, Chief Executive Officer and Director of Sunlight Financial LLC (the “Company”) and Barry Edinburg, Chief Financial Officer of the Company at the Bank of America Securities Clean Energy Conference on May 27, 2021.

 Sunlight Financial LLC

SPEAKER 1: All right. Good afternoon, everyone. We are back and even better, I'd say, refreshed. So we're joined with the team over at Sunlight Financial, who we're going to chat with again about the distributed market here on [INAUDIBLE] and just all around on what the trends are. So you just heard from Sunpower a moment ago. I'm going to turn it over to Matt Potere to walk through basically how does this model differ from theirs, what's your plan to [? distribute ?] [? the ?] world, and maybe some initial observations all together on the space. Obviously, the hot topic [? is ?] inflation. I'm sure we'll get to it. But Matt, the floor is yours. Why don't you introduce the company a little bit, and we'll go from there.

MATT POTERE: That sounds great. Thanks, [? Julian, ?] and thanks for having us on today. So I'm Matt Potere. I'm the CEO of Sunlight. And for those I haven't had a chance to speak with before, Sunlight is a point of sale finance platform, and we're focused on residential solar. The way I always describe our business is, as a point of sale finance platform, there are three key pillars. There's distribution. And all finance platforms need to have an efficient way to access distribution. Our distribution is through our relationships with solar installers and, now, home improvement contractors. We have over 1,000 of those relationships, and it's a really efficient distribution model because they introduce the homeowner to Sunlight at the point of sale. So we effectively have no marketing cost.

The second key pillar for our business is risk management, and being able to ensure that the assets, or, in this case, the loans that we're originating, are high-quality and have attractive risk-adjusted returns. For anyone who's seen our analyst presentation or any of our other materials, you'll note that we have the best credit quality in the industry. And we think that's a real strategic advantage for our business. It helps ensure that we have durability through credit cycles, and it also lets us access the third key pillar, which is diverse and low-cost capital.

I'm sure Barry will talk more about it, but we have a network of banks and credit unions and other institutional capital providers that fund our loans. And by having high-quality assets, we can ensure that we access the lowest cost capital providers. We can also ensure that not only do we have healthy margins, but we can offer attractive pricing to the contractor, to the contractors in our network. So we're really managing these two networks, the contractor network and the capital provider network.

The other advantage of originating high-quality assets and having really strong capital providers is, because it's a network of capital providers, it allows us to innovate new products. And I'm sure we'll talk more about that, as well, but it gives flexibility to help our contractors sell more. And that's fundamentally what they wake up every day doing. They're here to sell solar or other home improvements, and our job is to help them do that efficiently and help provide the point of sale financing with no friction at all.

So that's an overview of the business. I think it's important, though, to let Barry introduce himself. And perhaps he can spend a minute or two talking about our revenue model, because it's intentionally really simple and it's very capital-light. So Barry, if you want to go ahead.

BARRY EDINBURG: Yeah, thanks, Matt. So I'm Barry Edinburg. I'm the CFO of Sunlight. As Matt said, our revenue model is pretty simple, on purpose. We have designed it that way and planned it that way. We sit between two networks, our contractors and our capital providers, and we make a fee in between those networks. So the way that it works for us is, for all of our capital providers, we have a rate sheet with prices for every single one of our loan products. So that rate sheet tells us what they're willing to pay us for one of those loan products. So for instance, for a 20-year 3.99% loan, what the payment they would make on that loan is. Generally, it's a discount to par. And I'll use 90% as an example. So for a $40,000 loan, they might pay us $36,000, just as an example.

On the contractor side, we have very much the same thing. So for each of our contractors, we have a rate sheet. And that rate sheet sets out what that contractor is willing to accept for all of our loan products. So for that same $40,000 loan and $40,000 system, they may accept $0.85 on the dollar, which is $34,000. We make the difference between those two price points. So in that example, if we receive $36,000 from a capital provider, we would pay 34,000 to our contractor and keep two for ourselves. And the key point is that that $2,000 is made up front in cash, with no reserves or holdbacks. It's immediate revenue for Sunlight in the form of fee income.

So that's the way we've set it up. We've done it on purpose that way. The fee varies by product and by capital provider and contractor, but on average, it's a healthy fee that we're happy with. So that's how we've built it, in a real capital-light way.

SPEAKER 1: Excellent, guys. Well, thank you, both Matt and Barry, for the brief intro there. So let's talk about the business today. I mean, obviously it's a high-growth business. I mean, how do you think about the partners and expanding the various partners that you're selling through? I mean, when you think about your distribution channels here, about reaching greater masses of customers, how do you think about expanding that? I mean, we're talking to a lot of different companies out there both expanding their geography, but also expanding end markets, right? And we had Sunpower talking about their digital platform earlier, and trying to just generate more online leads themselves. But talk to us about how you guys are thinking about that.

MATT POTERE: Yeah, one of the things I've always loved about this business is it scales very well, has a tremendous amount of operating leverage, and we don't have a lot of costs up front to grow. And so because we have this network of installers, solar installers and home improvement contractors, they're effectively out in the market. And so as volumes ramp, we're partnered with these dealers, and they're introducing Sunlight at the point of sale.

And so when we think about market expansion, it's continuing to add more installers or contractors to our network. For instance, last year, we added 250. So we have over 650 solar installers. And we had significant growth in home improvement contractors. So we'll continue to add contractors to the network, we'll continue to take share with those contractors, and we'll continue to grow with them.

And so it's a very efficient model. We don't need to spend marketing dollars or enter new geographies. We'll enter geographies alongside our partners. So many of our installers, for instance, are now starting to expand into markets might not typically think of as solar markets, some of the Midwest states. As they expand into those Midwest states, we have no upfront capital costs. They take us with them, they introduce us at the point of sale, and we grow revenue without any cost to enter a new market.

SPEAKER 1: I think that's such a good point to bring up, right? I mean, as you think about it, they're spending the marketing dollars, right, versus a lot of the folks out there. It's really key. So I mean, when you think about the competitive advantages or barriers that you bring, I mean, obviously the scale is really critical, right? I mean, you guys are running lead on this in-- it seems there's a lot of other peers out there. Can you talk about your market position and sort of the advantages of, quote unquote, why either party, capital provider or contractor, should, quote unquote, use you guys? Because I think that comes up frequently.

MATT POTERE: Yeah, so let's start with first the installers. We often describe our value prop with the four P's. So first is process. If you think about it from a solar installer standpoint, by the time they introduce the customer to us at the point of sale, they probably spent an hour sitting at the kitchen table, and the last thing they want-- they've sold the customer, they want to go solar, they're excited, the last thing they want is any friction.

And so we make our process really simple. We have a proprietary technology platform. We call it Orange. And it allows the customer to apply completely digital, with no paper at all, and get a full credit approval in less than two minutes. So it's really simple. We have over 15,000 salespeople right now who are selling on our platform. And so Orange is one of the many reasons they choose us. So process is one.

The second is product. Because we have this network of capital providers, we've been able to innovate around product more rapidly than anyone else in the market. We have the widest product suite. And so to give you a few examples, I believe we were the first in the market to offer a five-year loan, a 10-year loan, a 25-year loan. I think we were the first in the market to allow battery storage to roll into a solar loan. We also, at the request of some of our partners, we developed a standalone battery loan. We also allowed roofing to get financed into the loan. And so all of that innovation is designed to help contractors sell more. And again, that's what we're here for. So product is the second.

The third is price. I've mentioned a couple of times we have the best credit quality in the market. And this network of capital providers is really important. And because we can access low-cost capital, we can earn a healthy margin. But it also means that we can offer attractive pricing to the market. And it is a competitive advantage. So price matters, and price is the third in the context of all of these.

And the last P is payments. Many of these contractors are growing very fast. They have cash flow constraints, much like many businesses do. Because we have access to capital, because we're really thoughtful around risk, we're able to create payment plans where, in some cases, we can actually provide some cash flow to the installer before the system's on the roof, where they have a lot of upfront costs. And depending on the installer, they really appreciate that we can address one of their challenges for them. We do it in a way that's very thoughtful around risk, so it's relatively low-risk for us, but it solves one of their problems. And again, it's another way in which we add value to the relationship.

So we've had significant-- if you look at our growth rates over the last few years, and this year we'll grow 80% plus in funded volume, we've had significant growth. And we've had a lot of success with contractors. The other side, which is success with capital providers, is because we're focused on long term, the strong, risk-adjusted returns, and the credit quality. We have a very long view.

We talk about our capital providers as partners. We don't think about them as trades. We think about developing a relationship, building trust, getting them comfortable that we really have their best interests in mind. And that really attracts them. We've sat in their seats before, talking to regulators and developing credit strategies, and we speak their language. And they tell us that they really appreciate that, and they appreciate that we're genuine, true partners. And as a result, we're really proud of the network of capital providers we've built.

SPEAKER 1: Excellent. Do you want to talk a little bit more about just some of the other larger players here in the loan market, just the competitive differentiation that you bring there, too? Just it continues to come up, right, in some of the inbound questions we're getting this afternoon, is like I get that there's definitely sort of scale and mass behind what you guys are doing, but other folks are asking, is there differentiation across the different other providers out there? I'm not going to name names, but there's a number of them, obviously.

MATT POTERE: Yeah, so I think, first, this is a big market. It's growing fast, and it's shifting from leases to loans. So if I kind of step back for a second, we think there are multiple winners. There are a number of competitors in the market, and we think highly of that. So we don't think it's a winner take all situation.

That said, when I go through those four P's, we think we line up very, very well. And you can see that in our growth, you can see that in our ability to win contractors. And not only are we proud of the growth that we've had, we're proud of doing it with the best credit quality in the market. And so we think that gives us a real long-term advantage. You know, being able to grow with the best credit quality in the market we think is an advantage over time. As capital providers continue to get more discerning about credit performance, we'll continue to see better and better-- lower and lower cost to help our margins and help us be even more cost competitive. So we think this has got a positive reinforcing cycle.

SPEAKER 1: And if you don't mind, maybe more numbers [INAUDIBLE] question, but how do you think about that translating, so those two dynamics of what the market growth is, what the piece of loan versus lease and that ratio increasing is, and ultimately, how do you think about your position within that market? If you'd kind of translate those three back together, I mean, at least earlier, some of the numbers were pretty meaningful. Do you want to talk, at least as you put that together, what this looks like over the next few years? I mean, I don't know if it's a Barry or a Matt question, but either one of you guys.

BARRY EDINBURG: Yeah, I could jump in. I mean, our forecast assumes growth in our solar segment of about 22% over the next few years [INAUDIBLE] not including 2021. That's about what we think that the solar market will grow at, residential solar market. So our perspective is that our model and our forecast assumes that we grow with the market. That said, we think it's pretty conservative. And we think we'll take share.

We have not built in any additional benefit from more leases to loans conversion. We haven't built in any benefit we get from increasing average loan balances or from battery storage attachment. And we haven't really built in any major growth in our home improvement business. So we think it's relatively conservative the way we've assumed it, but that's how we thought about it.

SPEAKER 1: Excellent. And the other question I've got inbound here is just can you talk about the margins, right, especially the upfront sort of income piece that you guys are able to collect. How has that evolved over time here? What has been the trend? What gives you confidence in the sustainability as you think about it? I think Matt kind of alluded to the pitch on that earlier. But again, just in response to this inbound question.

BARRY EDINBURG: Sure. Yeah, we call it a platform fee margin. And platform fees are the income that we earn. Over time, it has narrowed a bit as you've seen more competition in the market. We think the competition in the market is relatively stable at this point. Our assumption in our forecast is that our margins stay consistent. We have not assumed that they grow over time or that they shrink over time. Our perspective is that that's a reasonable assumption, mostly because we think there's room to get better on the capital provider side.

So capital providers on our platform, and really in the residential solar market generally, earn premium yields to what they might earn [INAUDIBLE] other asset classes for similarly credit-situated customers. We think that will narrow over time as performance continues to prove out. We also think, as Matt mentioned before, as capital providers get more discerning, our relative credit performance will help us drive price even more than others are able to. So I feel like we can drive price on the capital provider side over time and keep our margins pretty consistent, if not improve.

SPEAKER 1: All right. How do you think about bringing along capital providers for the ride here? And maybe talk about this. This is from my perspective. I mean, Matt, you alluded to just kind of partnering with a number of different contractors and, as they spread their wings and fly to different states, you guys coming along. How do you think about bringing the capital providers along for that? Or is that more of a localized phenomenon, as you kind of spread into different geographies [INAUDIBLE] again, just high-level, how do you think about that?

BARRY EDINBURG: Yeah, no, that's national also. I mean, they come with us. So we are partnering with capital providers that have licensing all over the country. So it's not localized. We expect our capital providers to originate all the loans and all the loan products that we have in our rate sheet. So they do come along for the ride. And we have seven active capital providers, all really good relationships.

And we have a robust pipeline of additional capital providers. We think that diversification is good. Diversification for diversification's sake is not the goal, but diversifying the types and number of capital providers that we use and getting access to better pricing and, potentially, access to funding for different types of loans that we may want to fund would be helpful. So we look for strategic benefit from new capital providers and we look for good price.

SPEAKER 1: And do you want to talk about expanding on products, too? I mean, you guys alluded to this a little bit earlier, and certainly, within your margin profile, it's not all necessarily solar, but how do you think about that as part of the growth strategy here? And how does it complement your existing-- how does it complement the Orange platform, if you will, to leverage the scale that you guys bring already?

MATT POTERE: Yeah, so I think about it in two ways. So first, a good example within solar is battery storage. It seems like, for a couple of years, we were always only a year away from battery taking off. I think we're there. We reflect the overall, and our battery attachment rates reflect the overall market pretty well. And by the end of 2020, [? we're in ?] 2020, that we had double-digit battery attachment rates. And I think a number of the public companies and others in the market have talked about continued growth in battery storage. And so that's something that will certainly benefit us.

If you think about the economic dynamics, if a typical standalone solar system is-- call it $35,000, battery storage might add $10,000 to $15,000 to that ticket. And for us, there's no [INAUDIBLE]. So it effectively increases the profit and the revenue per unit or per loan by adding battery storage. And we expect to see continued growth there.

To give you a little bit more context, we have some installers that we're partnered with [AUDIO OUT] focused on it and customers really see the value. We have others who are at zero, starting to figure out that there's a huge opportunity. And as those that are at zero start to focus and drive up attach rates, we will be the beneficiaries of that because it will drive significantly more volume. So that's one example within solar itself. And [INAUDIBLE] a number of them have talked about other types of opportunities.

Another example for us is the home [AUDIO OUT] a year and a half ago, [AUDIO OUT] home improvement divisions-- roofing or windows or HVAC-- they loved the experience we were giving them in solar, and they asked us to build something similar in home improvement, in the energy efficiency space. And so we rolled it out with their help and their support. We've now grown well beyond our existing solar installer base. And that's a large market. It's a $400 billion market. A third of it's energy efficiency. It'll take some time for us to build a channel and to ramp up volumes [INAUDIBLE] it's pretty modest over the next [AUDIO OUT]

SPEAKER 1: Matt, your audio, at least for me, is coming in a little bit on lag, I must admit. I don't know, Barry, if you're seeing that, too. But if I can, I mean, one of the other things that you guys have talked about at times is superior credit performance and underwriting, and just how that gives you a little bit of an advantage on the numbers. I'm just curious, what is that attributable to? I mean, there's a lot of things what one could point the finger at, but I'm curious. Either one of you, Matt or maybe Barry on this one.

BARRY EDINBURG: Yeah, I mean, there's a lot of reasons why our performance relative to peers is good. I mean, part of it is cultural, right? I mean, from Matt on down, our business is filled with credit people. I don't think that residential solar businesses or other businesses in this space have generally been built by credit people. And so it is cultural. We think about credit in every major decision that we make at the executive level. Matt's got a credit background and has run various different types of credit programs for lots of different types of consumer assets. And we have that type of experience all up and down the management team.

So part of it's cultural. It's really at the DNA level of our business. Part of it is modeling. We are not FICO-only lenders. We have a proprietary model that we use to score consumers, and that uses FICO as an input, but that uses lots of other data to determine what types of consumers we want to approve and what kind of consumers we don't. So we will determine segments of applicants that have a low FICO score that are otherwise good risks, and we'll pull them in. And we identify higher FICO score customers that may be bad risks, and we swap them out. So it's a sophisticated modeling, plus cultural. We think those are the major drivers of the differences.

SPEAKER 1: Excellent. Maybe another question here for you guys is how do you think about kind of expanding that margin over time? You talked about your modeling, assuming it kind of more flattish. You know, conceivably, there's more to sell into the future with storage, et cetera. I mean, how do you think about the upsell opportunity, expanding the nominal dollars, and, conceivably, the nominal size of the loan along with that, as part of the business model and what the outlook is?

MATT POTERE: Yeah, we think-- so battery storage we touched on a little bit, and that certainly provides upside to increase average balance. There's also been quite a bit of talk from installers broadly in the market about adding other energy efficiency add-ons, whether it be efficient hot water heaters or other types of energy efficiency add-ons within their home. As they add those in and as they increase the average ticket, we absolutely benefit. And to a certain extent, as the cost of power keeps going up and as the systems become more efficient, it creates space for these other add-on products, to be able to do them in a very cost-effective way so the customer is still saving money and they're getting all of these other benefits on top of what they're realizing through solar.

BARRY EDINBURG: Yeah, I mean, our goal really, [? Julian, ?] is to finance whatever our contractors sell. So if they're selling something as part of a package or they're selling something even separate from a package and they want to rule it in, our goal is to finance as much of that as we can. Not everything is financeable, but that's certainly our goal. That's how we will make the most margin and the most money.

SPEAKER 1: Excellent. How do you think about your own balance sheet and sort of use of cash over time here? I mean, I think that's sort of an interesting secondary question here as guys think about your own corporate health, if you want to talk about that for a moment here.

BARRY EDINBURG: Sure. It's a good question. I mean, what's interesting about this business-- and I mentioned before that our fees, our platform fees are made in cash upfront-- we're a cash business. I mean, we're not a dry cleaner, but we're a cash business. And that just means that free cash flow is a big part of our business. And we get the question a lot from investors and analysts of what are you going to do with all that money? And it's a great question, and it's a great issue to have.

We'll work with our board, once we're public, and figure out what our policy around that will be. But certainly, any combination of dividends or buybacks, or we could put loans on our balance sheet and use our capital towards that. That's not an immediate plan, but it's certainly something that we're set up to do if we wanted do, is use capital for investment purposes, as well.

So from a balance sheet standpoint, we are in a very solid position. When we close our SPAC merger, we will be putting another $50 million of cash on our balance sheet. As I said, we're a cash generator, not a cash user, so that's much more of a liquidity buffer than anything else. But we'll have a nice, solid balance sheet, which we'll figure out what to do with the cash, but I, in the CFO seat, love to have as strong a balance sheet as I can because it makes us a real counterparty for lots of different types of partners. So for capital partners, for contractors, for others in the market, it helps to have scale and balance sheet, no question about it.

SPEAKER 1: It's a very, very relevant point you bring up. I mean, how do think about this? I mean, owning those assets on your balance sheet strategically, right? Because as you say, like, that's a very relevant and eligible investment sort of asset class to put your money back into, right? You know, put your money where your mouth is, maybe sad differently. That being said, maybe it's a different risk profile than owning a credit book or what have you. How do you think about that versus other more growth-oriented investments, might be the best catch-all that I could come up with? Even if you haven't necessarily made these decisions yet, you bring it up, and it's a very important one that's obvious. But curious on thoughts.

BARRY EDINBURG: Yeah, I'll start, and then Matt can go, as well. I mean, we have no-- I want to be clear, we have no plans to put loans on our balance sheet. That is not in our plan. It's just an option that we could execute down the road. When I put that next to growth-oriented investments, would I prefer to use $50 million to put loans on my balance sheet or $50 million to make an acquisition that helps us create stickiness with our contractor network, much rather the latter. So we're going to engage in using our capital, I think, making our existing channels as solid and as sticky as possible, and improving our product and increasing our revenue. That would be my take on it for sure. Obviously, we make decisions as a group and as a team and with the board, but that would be my inclination.

SPEAKER 1: And just to elaborate even on that, right, again, because I get that you want to bring scale [INAUDIBLE] use of cash flow, and you want to-- and the idea of securing your contractor network, if you will. I think that's kind of the way you just described. I mean, what are the options to do that, right? I mean, one can think about improved terms or what have you for them, and that's not always necessarily the best from your perspective. But how does one create that stickiness with an acquisition?

MATT POTERE: Sure. Well, we offer our contractors today a number of tools to help them sell more, from our prequalification tools to our rewards platform. And we can continue to invest in tools like that to help them sell more, is one example. Another example is, if you think about these three pillars that I described-- distribution, risk management, and access to capital [INAUDIBLE] very well on home improvement, and [INAUDIBLE] other point of sale finance opportunities, and use some of that capital to invest in the distribution [INAUDIBLE] and we could use the risk management and the access to capital in an adjacent market or in another vertical, and continue to accelerate our growth and make the investment in distribution either by buying or by building. We don't have any near-term plans to enter another vertical, but when I think about long-term strategic use of capital, that's certainly some optionality for us, as well.

SPEAKER 1: Yeah, that makes a good amount of sense here, frankly. So then, as you think about the-- well, I want to come back to your contracters because I got this question earlier. And how do you think about expanding across that long tail versus going into some of the larger players, right? Like, there's another-- I'll introduce this variable of how big of a contractor you're dealing with, or a vendor, or however you want to call them. Is there an opportunity to scale up, or does that not work with your business model? You know what I mean?

MATT POTERE: Yeah, no, so there's about 4,000 solar installers on the market, roughly. 4,000 to 5,000. The way we think about the market segmented is enterprise, which are the top call it 12 or so, 10 to 12. They're doing hundreds of millions of dollars in revenue. The second segment is core. They're up to, say, number 200 in size. And then the third segment is what we call [? SMB. ?] They're 200 to call it 4,000. And you think about that [? SMB, ?] that typical contractor is less than 10 million in revenue, maybe in the $7, $8 million range. So they're substantially smaller than the enterprise, but they're not a mom and pop.

As far as small businesses go, it's a decent-sized small business, they tend to be just very locally focused. Sunlight's volumes are roughly 40% enterprise, 40% core, and 20% [? SMB. ?] And part of that's been by design. When we built the business, we started at the largest installers because it gave us scale and we diversified by working our way down. So we have substantial opportunity to continue to grow in the [? SMB ?] space, and we're continuing to add contractors nearly every day. So we think there's a lot of opportunity.

One other interesting note as you think about contractors or installers is this is a very fast-growing market. There are installers that launch and, within a couple of years, grow substantially. And so if I look at those top 10 or 12 today who are doing hundreds of millions of dollars in volume, if you think back four or five years, some of them barely existed. And so we absolutely see well-run businesses that have breakout growth. And part of the reason we invest in the smaller installers is, one, we think it's a great segment, but two, there are absolutely breakout partners. And by treating them right and by giving them the right tools to start, and laying that foundation and that relationship early, we can grow with them and really benefit from it.

SPEAKER 1: Excellent. OK, perfect. Now, I suppose how do you think about retaining value here, right? So you talk about capturing margin at the outset, and sort of it's very appealing about the business model, right? You're a cash business, to use Barry's term, I think. But how do you perceive the ability to maintain a customer relationship, right? Are there good models that you think about here and are like, this is where we want to go with things? I could imagine a lot of different interpretations on that.

MATT POTERE: Yeah, so when I think about our relationships and our relationships with contractors, the key to us is not just putting a partner on, bringing them in the front door and another one going out the back door. We want to grow with them. And so the relationships we build are long-term. 80% of our volume is from existing partners in any given year. And it really is a relationship game.

And when we think about the recurring nature of those relationships, once a partner goes on, it takes time to ramp them. In actually one of our analyst presentations, we show that ramp for one of the [? vintages. ?] And it's been true year over year that they start relatively modest and the volume ramps up over the next couple of years. And we show in each sequential quarter, or each sequential year, we continue to drive more volume. And so those relationships have proven to be very sticky.

If you think about practically what's happening underneath is, when we launch with a partner, their salespeople have to stop doing what they're doing and start selling Sunlight. And it's easy, but it's hard to get a salesperson to change their reputation and change their behavior. And so once we get them to just try Sunlight and try our platform and try Orange, we get really good adoption. But that takes some time. And as we continue to get integrated, we see those volumes ramp up. So they really are long-term, recurring relationships.

SPEAKER 1: Yeah, absolutely. What about with-- when you think about with customers, what do you do to expand the customer side of that equation, if you will? Because I hear you about retaining contractors, if you will, but on the customer side, what can one do, right? I mean, because I think the peers, quote unquote, if I dare call them that, because I know they're different, talk about, well, you know-- and they have a different model, per se, the [? Sun ?] [? Runs ?] and the [? Sunovas ?] of the world, but what can you do in the same vein of things?

MATT POTERE: Yeah, so our business is-- we're not in the business of selling and installing solar. We're a very capital-light business, and we're in the business of partnering with installers. What installers overwhelmingly tell us is they don't want us wedging ourselves between the customer and their sale. And so we're there to support them. We help them up front, but we also help them provide financing on the back end so that they can go back to those customer relationships and continue to monetize them, and we benefit from it.

And so an example of that is the standalone battery product that we created. Rather than us going out to customers who we provide financing for and try to go back and sell a battery and create a wedge between the initial contractor and the customer, we created a product to help the contractor go back out, leverage their scale to sell to that customer, and we provide standalone battery financing and we benefit from it. So it creates a stickier relationship, it allows them to monetize and allows us to monetize and create a bit of a symbiotic relationship there.

SPEAKER 1: I mean, how do you think about [INAUDIBLE] I'm getting a question here, and maybe it's time to talk about this, too, is financials, right? You talk about this cash business, scalable. I mean, how do you think about the revenue growth versus, let's say, like an EBIT or an FCF growth? I mean, if [? opex ?] is going to be certainly less inflationary than revenue, if you will. And how do you think about that if-- well, I'll leave it there, because that's a really good point to bring up. And you guys can run with it.

BARRY EDINBURG: Yeah. I mean, I think what you're talking about is operating leverage. And--

SPEAKER 1: Totally.

BARRY EDINBURG: --there' a tremendous amount of operating leverage built into our business, and it's one of the most attractive things about it from a financial perspective. For every new loan we do, we don't need another person. We don't need to spend more money. We are primarily a business with fixed expenses that don't grow. So as we grow volume, our fixed expenses are spread over a larger and larger revenue base. And that improves margins over time. So that's fundamentally what you see when you look at our financials in our forecast, is volume growing, revenue growing, and EBITDA growing, as you'd expect. But you also see EBITDA margin growing, and sort of revenue divided by [? opex ?] going down, which, given the cash nature of the business, we think that plus the margin growth should be really attractive to investors. Or at least, we hope it will be.

SPEAKER 1: Excellent. All right. When you think about just, in turn, the corresponding targets that you all would think about over the next few years on that operating leverage, I mean, anything that you'd be ready to share or talk about more specifically here? And I know we're a little bit-- I'm [? getting ?] [INAUDIBLE] questions, so I'm trying to find a way to get at it a little bit more specifically here, if you can.

BARRY EDINBURG: Sure, yeah. I mean, we have it in our analyst day presentation, which is available on the website. Anybody can see it. We're forecasting about 49% adjusted EBITDA margin in 2021, and forecasting it to grow from there. So we think the margins are extremely attractive. We think the growth is extremely attractive, as well. Is that the specifics [INAUDIBLE]

SPEAKER 1: I was thinking about more prospectively, or rather at least this person was, so.

BARRY EDINBURG: Yeah, I mean, we're forecasting 49% for this year, and in the forecast that we put out, we assume it to grow to about 56% in 2023. So significant growth. I think that there's room to grow it from there, as well. Don't know exactly where it might top out, or if it might top out, but we think it will continue to be an attractive part of the business.

SPEAKER 1: Excellent. All righty, well, we're just about out of time here. So any final comments from either of you as you think about the positioning, the growth? Any element that I missed here? I mean, the appeal of your business, frankly, is so, sort of as you say, simple in its form, right, and the pitch and understanding it. It's very tangible. And in this world of solar, where things are not necessarily straightforward, I think that stands out. But open mic to either of you back on any points that we may have missed.

MATT POTERE: Yeah, I think just maybe the final points are we're proud of the growth in this business. We'll grow substantially faster than the overall market this year, at 80% plus. We'll generate $60 million plus in adjusted EBITDA. So we're a very profitable business, a cash flow business, as-- a cash flow positive business, as we've touched on a few times, with a tremendous amount of operating leverage.

It's probably also worth touching just very briefly on, in our existing deal, we announced in January that we'll be merging with [? Spartan ?] [? 2, ?] a SPAC, and that we anticipate closing that at the end of the second quarter, or, if later, not significantly later, but very, very early in the third quarter. And we continue to feel confident and comfortable in that.

SPEAKER 1: Excellent, guys. Well, congratulations. Best of luck in the finality here. And we'll talk to you all soon enough, all right? Have a great day, great weekend, and we'll chat soon here, all right?

BARRY EDINBURG: You, too.

SPEAKER 1: All right, be well, guys.

MATT POTERE: Thanks [? Julian. ?]

SPEAKER 1: Ciao.

All right, we've got our last panel here up on deck shortly. So folks, just stick around a couple minutes here. We'll be right back with you here. Just hang in there for one more here [INAUDIBLE]. Hold on.

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Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Spartan Acquisition Corp. II (“Spartan”) has filed a registration statement on Form S-4 (File No. 333-254589) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus of Spartan. Spartan also plans to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Spartan. SECURITYHOLDERS OF SPARTAN AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Spartan and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

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Spartan and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Spartan in connection with the proposed business combination. The Company and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spartan’s executive officers and directors in the solicitation by reading Spartan’s preliminary proxy statement/prospectus in the Registration Statement, Spartan’s Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2020, filed with the SEC on May 11, 2021 and Quarterly Report on Form 10-Q for the three months ended March 31, 2021, filed on May 21, 2021. Information concerning the interests of Spartan’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s stockholders generally, is set forth in the preliminary proxy statement/prospectus relating to the proposed business combination.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. All statements, other than statements of present or historical fact contained herein, regarding the proposed business combination or the Company’s and Spartan’s ability to consummate the transaction, are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “could,” “should,” “would,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan,” “continue,” “project,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Spartan and the Company disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Spartan and the Company caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Spartan or the Company. In addition, Spartan cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Spartan or the Company following announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Spartan, or other conditions to closing of the proposed business combination in the agreements related to the proposed business combination; (iv) the risk that the proposed business combination disrupts Spartan’s or the Company’s current plans and operations as a result of the announcement of the proposed business combination; (v) the Company’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the proposed business combination; (vi) costs related to the proposed business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Spartan’s periodic filings with the SEC, including its Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on May 11, 2021, its Current Reports on Form 8-K, as well as the Registration Statement that Spartan has filed with the SEC in connection with Spartan’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. Spartan’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.